UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                October 20, 2009

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL RABIES MONOCLONAL ANTIBODY COMBINATION: POSITIVE RESULTS PHILIPPINES
PHASE II STUDY PRESENTED AT RITA CONFERENCE

LEIDEN, THE NETHERLANDS (OCTOBER 20, 2009) - Dutch biopharma company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced that detailed results of the Phase II Philippines study of its rabies monoclonal antibody combination (CL 184) were presented at the XX Rabies in the Americas (RITA) Conference in Quebec, Canada. The presentation was given by Dr Beatriz P. Quiambao (MD), Chief Clinical Research Division and Head, Rabies Research Group, Research Institute for Tropical Medicine, Muntinlupa, Philippines and is available on Crucell's website www.crucell.com.

In June 2009, Crucell announced the results of the Phase II Philippines study in healthy adolescents and children, which showed that the antibody combination was safe and well tolerated. Neutralizing activity levels in subjects given the antibody product were similar to those in subjects given human rabies immunoglobulin (HRIG), the current standard for inducing immediate, passive immunity. All study participants reached adequate immunity levels. This study in a paediatric population, performed at the Research Institute for Tropical Medicine under the leadership of Dr Quiambao, further broadens the potential patient population for Crucell's rabies monoclonal antibody combination.

"We are very pleased with the outcome of the Philippines Phase II study as our children are at high risk of getting rabies. The progress with this next generation rabies treatment brings us closer to the moment when all-in-need will get adequate treatment against rabies." said Dr Quiambao.

"We continue to push this program forward in order to bring a high quality rabies treatment to the market as soon as possible. Plans to start the third phase II clinical study are progressing well after recent approval received from the Drug Controller General of India." said Ronald Brus, CEO Crucell. "The market for Crucell's rabies monoclonal antibody combination is estimated to be significant with peak sales expected to exceed $300 million."

This third phase II study will be carried out at Lotus Laboratories in Bangalore, India and is planned to start within the next six months. The rationale for this study is to collect safety and neutralizing activity data of the CL184 antibody in combination with the vaccine in a simulated rabies post-exposure prophylaxis setting to be used in Phase III.

Crucell's monoclonal antibody combination against rabies is being developed in close collaboration with Sanofi Pasteur using Crucell's PER.C6(R) manufacturing technology. This antibody combination is designed to be used in combination with a rabies vaccine for post-exposure prophylaxis against this fatal disease.

In 2007 promising Phase I data showed no serious adverse effects and demonstrated the expected rabies neutralizing activity upon administration. Positive results of the Phase II US study were presented to rabies experts at the 19th annual RITA meeting in Atlanta on October 1, 2008.

ABOUT RABIES
Rabies is a viral disease of mammals most often transmitted through the bite of a rabid animal. The virus infects the central nervous system, causing encephalitis (inflammation of the brain) and ultimately death if medical intervention is not sought promptly after exposure. There is no proven treatment for rabies once symptoms of this fatal disease have appeared. Rabies is prevented by post-exposure prophylaxis (PEP) with the combined administration of a rabies vaccine and rabies immunoglobulin (RIG). Rabies is prevalent in Europe, Asia, Africa, North America and South America. Every year approximately 10 million people are vaccinated against the disease worldwide. An estimated 55,000 people die from rabies each year, mainly in Asia.

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ABOUT CRUCELL'S RABIES MONOCLONAL ANTIBODY PROGRAM
Crucell's rabies monoclonal antibody product is a combination of two human monoclonal antibodies, generated using Crucell's MAbstract(R) technology and produced using Crucell's PER.C6(R) technology. Crucell's rabies monoclonal antibody combination offers the potential to replace the traditional serum-derived products that are currently used for rabies post-exposure prophylaxis. Phase I clinical trials data conducted in the United States and India supported further clinical development. The program has been granted a Fast Track designation by the US Food and Drug Administration's (FDA) Department of Health and Human Services in February 2008. The Fast Track program facilitates the development and expedites the review of new drugs that are intended to treat serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs.

In December 2007, Crucell and Sanofi Pasteur signed an exclusive collaboration and commercialization agreement for Crucell's rabies monoclonal antibodies, next-generation rabies biologicals, to be used with rabies vaccine for post-exposure prophylaxis against this fatal disease. Under the terms of the agreement, Crucell will continue to perform the development activities. Crucell will be responsible for the manufacturing of the final product and will retain exclusive distribution rights in Europe, co-exclusive distribution rights in China and the rights to sell to supranational organizations such as UNICEF. Crucell received an initial payment of (euro)10 million following the execution of the agreement and will be eligible for milestone payments of up to (euro)66.5 million.

ABOUT PER.C6(R) TECHNOLOGY
Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products such as recombinant proteins including monoclonal antibodies. The strengths of the PER.C6(R) technology lie in its safety profile, scalability and productivity under serum-free culture conditions.

ABOUT MABSTRACT(R) TECHNOLOGY
Crucell's proprietary MAbstract(R) technology can be used to discover drug targets, such as cancer markers or proteins from infectious agents including bacteria and viruses, and identify human antibodies against those drug targets.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6(R) production technology. The Company licenses its PER.C6(R) technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, Sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea, the UK and the U.S. The Company employs over 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 22, 2009, in the section entitled 'Risk Factors'. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

Crucell N.V.
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064
ir@crucell.com
www.crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   October 20, 2009                               /s/ OYA YAVUZ
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        (Date)                                      Oya Yavuz
                                          Director of Investor Relations